FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a press release issued by the Company on April 26, 2017 announcing (i) that it has closed its previously announced underwritten public offering of a total of 20,125,000 common shares, par value US$0.01 per share, at a price of US$4.00 per share, including the full exercise of the over-allotment option granted to the underwriters to purchase up to 2,625,000 additional common shares, and (ii) that the Board of Directors of the Company has approved the acquisition of three additional dry bulk vessels.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-205491) filed with the U.S. Securities and Exchange Commission with an effective date of July 21, 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: April 26, 2017	By:	/s/ Anastassis Margaronis
Anastassis Margaronis
President

 Exhibit 99.1
Corporate Contact: Ioannis Zafirakis Director, Chief Operating Officer and Secretary Telephone: + 30-210-9470-100 Email: izafirakis@dianashippinginc.com Website: www.dianashippinginc.com
For Immediate Release
Investor and Media Relations: Edward Nebb Comm-Counsellors, LLC Telephone: + 1-203-972-8350 Email: enebb@optonline.net

DIANA SHIPPING INC. ANNOUNCES CLOSING OF US$80.5 MILLION PUBLIC OFFERING OF COMMON SHARES;

CLOSING INCLUDES FULL EXERCISE OF UNDERWRITERS' US$10.5 MILLION OVER-ALLOTMENT OPTION;
BOARD APPROVAL OF ACQUISITION OF THREE DRY BULK VESSELS RECEIVED
ATHENS, GREECE, April 26, 2017—Diana Shipping Inc. (NYSE: DSX) (the "Company"), a global shipping company specializing in the ownership of dry bulk vessels, today closed its previously announced underwritten public offering of a total of 20,125,000 common shares, par value US$0.01 per share, at a price of US$4.00 per share, including the full exercise of the over-allotment option granted to the underwriters to purchase up to 2,625,000 additional common shares. Following this offering, the Company has 106,131,017 common shares outstanding, par value US$0.01 per share.
As part of the offering, entities affiliated with Simeon Palios, the Company's Chief Executive Officer and Chairman, executive officers and certain directors, purchased an aggregate of 5,500,000 common shares at the public offering price.
The gross proceeds from the offering before underwriting discounts and other offering expenses were US$80.5 million.
Substantially all of the net proceeds of the offering are expected to be used to fund the acquisition costs of additional dry bulk vessels, including two 2013-built Post-Panamax dry bulk vessels that the Company has agreed to purchase from unaffiliated third parties and one 2013-built Kamsarmax dry bulk vessel that the Company has agreed to purchase from an unaffiliated third party. The Company also announced today that approval by the Board of Directors of the Company, previously announced as a condition to the acquisition of the three vessels, has been received. Any net proceeds from the offering not used for the vessel acquisitions will be used for general corporate purposes.
Wells Fargo Securities, LLC and Clarksons Platou Securities, Inc. acted as joint book-running managers in the offering and BNP Paribas Securities Corp. acted as co-lead manager.

The offering was made pursuant to a registration statement previously filed with and declared effective by the Securities and Exchange Commission ("SEC"). The final prospectus supplement relating to the offering and the accompanying base prospectus has been filed with the SEC and is available at the SEC's website at http://www.sec.gov. Copies of the final prospectus supplement and the accompanying base prospectus relating to this offering may also be obtained from Wells Fargo Securities, Attention: Equity Syndicate Department, 375 Park Avenue, New York, New York, 10152, at (800) 326-5897 or email a request to cmclientsupport@wellsfargo.com or Clarksons Platou Securities, Inc., 280 Park Avenue, 21st floor, New York, NY 10019, (or by phone at (212) 317-7080, or by e-mail at prospectuses@clarksons.com).

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership of dry bulk vessels. The Company's vessels are employed primarily on medium to long-term charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes. Diana Shipping Inc.'s fleet currently consists of 48 dry bulk vessels (4 Newcastlemax, 14 Capesize, 3 Post-Panamax, 4 Kamsarmax and 23 Panamax). The Company also expects to take delivery of two 2013-built Post-Panamax dry bulk vessels and one 2013-built Kamsarmax dry bulk vessel during June 2017. As of today, the combined carrying capacity of the Company's fleet, excluding the three vessels not yet delivered, is approximately 5.7 million dwt with a weighted average age of 7.9 years. A table describing the current Diana Shipping Inc. fleet can be found on the Company's website, www.dianashippinginc.com. Information contained on the Company's website does not constitute a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company's management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company's filings with the SEC for a more complete discussion of these and other risks and uncertainties.